

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 30, 2024

John Schaible
Chief Strategy Officer
AtlasClear Holdings, Inc.
4030 Henderson Blvd., Suite 712
Tampa, FL 33629

   Re: AtlasClear Holdings, Inc.
    Schedule 13D Filed by John Schaible
    Filed April 24, 2024
    File No. 005-94452

Dear John Schaible:

  We have reviewed the above-captioned filing and have the following comments.

  Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

  After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your filing, unless otherwise indicated.

Schedule 13D Filed April 24, 2024

General

1. We note the date of the event reported as requiring the filing of the Statement was February 9, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the February 9, 2024 event date, the Schedule 13D submitted on April 24, 2024 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

2. Please amend Item 4 of the Statement to disclose any plans or proposals which relate to or would result in the items listed in subsections (a)-(j) of Item 4 of Schedule 13D. To the extent no plans or proposals that relate to or would result in any action described in Item 4(a)-(j) exist, please affirmatively so state. See Instruction A within the "Special Instructions for Complying With Schedule 13D" at Rule 13d-101 of Regulation 13D-G.

John Schaible
AtlasClear Holdings, Inc.
May 30, 2024
Page 2

  We remind you that the filing person is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please direct any questions to Shane Callaghan at 202-551-6977 or Nicholas Panos at 202-551-3266.

        Sincerely,

        Division of Corporation Finance
        Office of Mergers & Acquisitions